EXHIBIT 99

ATLANTIC CITY ELECTRIC COMPANY

DECEMBER 10, 2003

Morgan Stanley

SECURITIZED PRODUCTS GROUP

New ABS Lead-Managed Transaction

Computational Materials

Atlantic City Electric Transition Funding LLC,

Issuer of the Transition Bonds

$152,000,000

Transition Bonds, Series 2003-1

ATLANTIC CITY ELECTRIC COMPANY

SELLER AND SERVICER

Atlantic City Electric Transition Funding LLC
$152,000,000
Transition Bonds, Series 2003-1
Transaction Highlights

Anticipated Transition Bond Structure

Class	Size ($MM)	Tranche Type	Expected Ratings (Moody's/S&P/Fitch)	Fixed/ Floating	Expected Average Life (Years)	Payment Window (Mo/Yr)	Scheduled Final	Legal Final
A	152.0	Single Class	Aaa/AAA/AAA	Fixed	8.39	10/04-10/18	10/20/18	10/20/20

Issuer…………………… Atlantic City Electric Transition Funding LLC

Seller / Servicer………. Atlantic City Electric Company ("ACE")

Trustee………………… Bank of New York

Lead Manager ………... **Morgan Stanley**

Co-Managers …………. Banc of America Securities, Banc One Capital Markets, Credit Suisse First Boston, Fleet Securities, SunTrust Capital Markets, and Wachovia Securities

Financial Advisor to the BPU ……………….. Bear, Stearns & Co. Inc.

Expected Pricing…….. Week of December 15, 2003

Expected Settlement.. December 23, 2003

Interest/Principal Payments……………… Quarterly on the 20th day of January, April, July and October

First Interest/Principal Payment………………. October 20, 2004

Day Count Basis…….. 30/360

Credit Enhancement….
1. Mandatory true-up mechanism: enables Transition Bond Charges ("TBCs") to be adjusted to cover scheduled debt service, pay expenses, fund the overcollateralization subaccount and replenish the capital subaccount
2. Capital subaccount: upfront deposit of 0.5% of initial aggregate principal balance, corresponding to $760,000
3. Overcollateralization subaccount: 0.5% of initial aggregate principal balance, initially $0 and funded ratably over life of Transition Bonds to reach an aggregate balance of $760,000
4. Reserve subaccount: any collections in excess of the amounts necessary to pay fees and expenses, scheduled interest and principal, and fund the capital subaccount and the overcollateralization subaccount to its required levels

True-Up Adjustments...

Frequency	Period
Yearly	October 2004 - October 2017
Quarterly	October 2017 - October 2018

The BPU order also gives ACE, as servicer, the ability to apply for quarterly true-ups over the life of the transaction, and to file for monthly true-ups beginning two years before the expected maturity of the last class of transition bonds

Optional non-routine true-ups are also allowed to modify the true-up methodology to more accurately project and generate adequate revenues

Optional Clean-up Call. 5% of initial total principal balance

ERISA Eligibility………. Subject to applicable ERISA exemptions

Min. Denomination…… $1,000

Use of Proceeds……… Refinance or retire a portion of its debt or equity, or both

Scheduled Amortization
Projected Securitization Bond Amortization Schedule and Decrement Table to Maturity

Payment Date	Class A ($)	Class A (%)
12/23/03	152,000,000	100
10/20/04	145,903,610	96
01/20/05	143,669,386	95
04/20/05	141,976,053	93
07/20/05	140,516,241	92
10/20/05	138,285,567	91
01/20/06	136,387,712	90
04/20/06	134,491,528	88
07/20/06	132,812,230	87
10/20/06	130,320,004	86
01/20/07	128,280,622	84
04/20/07	126,307,789	83
07/20/07	124,551,960	82
10/20/07	121,978,874	80
01/20/08	119,847,123	79
04/20/08	117,778,485	77
07/20/08	115,925,054	76
10/20/08	113,245,843	75
01/20/09	111,128,223	73
04/20/09	109,015,710	72
07/20/09	106,879,475	70
10/20/09	104,105,555	68
01/20/10	101,747,941	67
04/20/10	99,528,704	65
07/20/10	97,343,816	64
10/20/10	94,531,644	62
01/20/11	92,083,936	61
04/20/11	89,747,304	59
07/20/11	87,442,682	58
10/20/11	84,508,201	56
01/20/12	81,942,456	54

04/20/12	79,489,329	52
07/20/12	77,066,975	51
10/20/12	74,013,534	49
01/20/13	71,326,827	47
04/20/13	68,751,019	45
07/20/13	66,204,554	44
10/20/13	63,025,554	41
01/20/14	60,211,908	40
04/20/14	57,507,731	38
07/20/14	54,831,416	36
10/20/14	51,521,067	34
01/20/15	48,574,547	32
04/20/15	45,735,957	30
07/20/15	42,923,677	28
10/20/15	39,475,793	26
01/20/16	36,390,150	24
04/20/16	33,410,830	22
07/20/16	30,456,195	20
10/20/16	26,864,311	18
01/20/17	23,633,006	16
04/20/17	20,506,341	13
07/20/17	17,402,659	11
10/20/17	13,660,007	9
01/20/18	10,303,847	7
04/20/18	7,065,725	5
07/20/18	3,849,252	3
10/20/18	-	0

Average Life Sensitivity

The following table highlights the sensitivity of the average life (in years) of Class A tranche to decreases in forecasted energy consumption. There can be no assurance that the weighted average life of the transition bonds will be as shown in this table.

Class	Targeted Avg. Life	Annual Declines in Forecasted Energy Consumption		
		(5)%	(10)%	(15)%
A	8.39	8.39	8.43	8.51

For the purposes of preparing this table, we have assumed, among other things, that:

- The Series 2003-1 bonds are issued on December 23, 2003

- Payments on the Series 2003-1 bonds are made on each payment date, commencing on October 20, 2004

- The aggregate per annum servicing fee for the Series 2002-1 bonds and the Series 2003-1 bonds equals 0.10% of the aggregate initial principal balance of the Series 2002-1 bonds and the Series 2003-1 bonds, payable monthly

- There are no net earnings on amounts on deposit in the collection account

- Per annum operating expenses for the Series 2003-1 bonds and the Series 2002-1 bonds, including all fees, costs and charges of the issuer, the trustee, the administrator and the independent managers, equals $400,000 in the aggregate, accruing in 12 equal monthly payments

- All transition bond charge collections are received in accordance with ACE's forecasts and deposited in the collection account

- The forecast error stays constant over the life of the transition bonds and is equal to 5%, 10% or 15% below the initial forecasted energy consumption each year as stated in the table above. The servicer will true up the transition bond charge so as to ensure the billing of transition bond charges necessary to generate the collection of amounts sufficient to (a) pay ongoing fees and expenses, (b) timely provide for all scheduled payments of principal and interest, (c) fund the capital and overcollateralization subaccounts to their required levels, and (d) return, if necessary, the reserve subaccount to a zero balance by the related payment date

- Periodic annual standard true-ups occur on a transaction year basis

- Quarterly standard true-ups occur one year before the expected final payment date of the Series 2003-1 bonds

- No nonstandard true-ups have been modeled

- No optional redemption has been exercised